UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Galaxy Payroll Group Limited (the “Company”), a British Virgin Islands business company, is hereby furnishing under this report of foreign private issuer on Form 6-K its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended December, 31 2025 and 2024, and the Unaudited Interim Consolidated Financial Statements for the same period, which are attached as Exhibit 99.1 and Exhibit 99.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Operating and Financial Review and Prospects for the Six Months ended December 31, 2025 and 2024
99.2	Unaudited Interim Consolidated Financial Statements for the Six Months ended December 31, 2025 and 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Payroll Group Limited

Date: May 13, 2026	By:	/s/ Wai Hong Lao
	Name:	Wai Hong Lao
	Title:	Chief Executive Officer

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